Mail Stop 4561

October 14, 2008

Mr. Arthur Viola
President and Chief Executive Officer
INFE-Human Resources, Inc.
67 Wall Street, 22nd Floor
New York, NY 10005

>   **Re: INFE-Human Resources, Inc.**
>   **Schedule 14C**
>   **Filed September 17, 2008 and amended October 7, 2008**
>   **File No. 000-50374**

Dear Mr. Viola:

    We have reviewed your response letter dated October 7, 2008 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

    References to prior comments refer to our letter dated September 23, 2008.

1.   We have reviewed your responses to our prior comments 1 and 2. We note on page 3 that you state the holders of 18,445,640 shares of common stock approved the amendment to your Articles of Incorporation. The beneficial ownership table on page 4, however, only provides ownership information as to 16,737,328 shares of common stock that voted in favor of the proposal. Please revise your disclosure to identify the holders of the remaining 1,708,312 shares that approved the proposal, and provide a table showing the number of outstanding shares and the percent of outstanding shares that each such shareholder holds.

In addition, please confirm for us that these shareholders were also proposing shareholders. Alternatively, please tell us how you obtained the consents of the shareholders who approved this proposal, and provide a legal analysis detailing how acquiring consents from these shareholders did not constitute a solicitation of proxies.

* * * *

As appropriate, please amend your filing and respond to this comment within ten (10) business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3401 if you have questions regarding these comments or on any related matters.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Laura Anthony, Esq.
Legal & Compliance, LLC
Via facsimile (561) 514-0832